Exhibit 99.1

THIS ANNOUNCEMENT IS NOT AN OFFER, WHETHER DIRECTLY OR INDIRECTLY, IN AUSTRALIA, CANADA, HONG KONG, JAPAN, NEW ZEALAND, SOUTH AFRICA OR SWITZERLAND OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER PURSUANT TO LEGISLATION AND REGULATIONS IN SUCH RELEVANT JURISDICTION WOULD BE PROHIBITED BY APPLICABLE LAW. FOR FURTHER INFORMATION, PLEASE REFER TO THE OFFER RESTRICTIONS INCLUDED IN THE SECTION TITLED “IMPORTANT INFORMATION” AT THE END OF THIS ANNOUNCEMENT AND IN THE PROSPECTUS AND THE OFFER DOCUMENT PUBLISHED ON NEOGAMES’ WEBSITE (IR.NEOGAMES.COM/OFFER-PAGE).

Press release

11 January 2023

Additional purchase price paid regarding certain acceptances of NeoGames S.A.’s public offer to the shareholders of Aspire Global plc

On 17 January 2022, NeoGames S.A.1 (“NeoGames”) announced a recommended public offer to the shareholders of Aspire Global plc2 (“Aspire Global”) to tender all their shares in Aspire Global to NeoGames for a consideration consisting of a combination of cash and newly issued shares in NeoGames in the form of Swedish depository receipts (the “Offer”).

After the end of the acceptance period on 25 May 2022, NeoGames announced that shares corresponding to in total 98.25 percent of the shares and votes in Aspire Global on a non-diluted basis had been tendered in the Offer. As all conditions for completion were met, NeoGames declared the Offer unconditional in all respects and announced that the acquisition of the shares in Aspire Global tendered in the Offer would be completed. NeoGames further announced that the acceptance period of the Offer was extended until and including 14 June 2022. At the end of the extension of the acceptance period, additional shares corresponding to in total 1.06 percent of the shares and votes in Aspire Global on a non-diluted basis had been tendered in the Offer, entailing that shares corresponding to in total 99.31 percent of the shares and votes in Aspire Global on a non-diluted basis had been tendered in the Offer. The acceptance period of the Offer was not extended further and the Offer was consequently closed. Subsequently, the remaining shares in Aspire Global were acquired by NeoGames by way of a compulsory acquisition procedure, as a consequence of which Aspire Global became a wholly owned subsidiary of NeoGames. On 23 June 2022, Aspire Global announced that the company’s application regarding delisting of its shares from Nasdaq First North Premier Growth Market had been approved and that the last day of trading was on 4 July 2022.

In accordance with NeoGames’ press release on 17 January 2022, whereby the Offer was announced (the “Offer Announcement”), shareholders of Aspire Global were offered to tender in the Offer pursuant to either of two consideration alternatives: the Base Case Alternative and the Conditional Alternative (as defined in the Offer Announcement). Shareholders who had elected the Conditional Alternative and received less than 0.320 shares in NeoGames in the form of Swedish depository receipts at settlement of the Offer (and who had consequently received less consideration than shareholders who had elected the Base Case Alternative) were, pursuant to the Offer Announcement, entitled to an additional cash purchase price, conditional upon payment of future dividends from Aspire Global to NeoGames in a corresponding aggregate amount (net of any dividend tax) after Aspire Global had become a wholly owned subsidiary of NeoGames. Pursuant to the Offer Announcement, the value of the additional purchase price would, for each tendered share in Aspire Global, amount to the difference between the value of the actual share consideration delivered (where 0.320 shares in NeoGames would be deemed to have a value of SEK 111.00) and SEK 111.00. As stated in the Offer Announcement, the maximum aggregate value that could be received under the Conditional Alternative could never exceed the value received under the Base Case Alternative.

1 A Luxembourg société anonyme (reg. no. B186309), domiciled in Luxembourg.
2 A Maltese public limited company (reg. no. C 80711), domiciled in Malta.

In its press release on 17 January 2022, Aspire Global’s independent bid committee recommended the shareholders of Aspire Global to accept the Base Case Alternative in the Offer rather than the Conditional Alternative. However, as stated in the Offer Announcement, shareholders, who in aggregate owned shares which at the time of the Offer Announcement corresponded to 66.96 percent of all shares and votes in Aspire Global, made undertakings to elect the Conditional Alternative in order to enable all other shareholders to receive consideration in all cash.

NeoGames hereby announces that the additional cash purchase price has now been paid, in accordance with the terms and conditions set out in the Offer Announcement, to all shareholders of Aspire Global who elected the Conditional Alternative in the Offer. The payment of the additional purchase price was preceded by such dividend from Aspire Global to NeoGames which, pursuant to the Offer Announcement, was a condition for the payment. The aggregate value received by shareholders under the Conditional Alternative has not exceeded the value received by shareholders under the Base Case Alternative.

Contacts and information about the Offer

Mr. Raviv Adler, CFO

ir@neogames.com

+972 73 372 3107

Information about the Offer is made available at NeoGames’ website: ir.neogames.com/offer-page

For administrative questions regarding the Offer, please contact your bank or the nominee registered as holder of your shares.

Important information

NeoGames discloses the information provided herein pursuant to the Swedish Corporate Governance Board’s Takeover rules for certain trading platforms. The information was submitted for announcement at 10:15 p.m. (CET) on 11 January 2023.

This press release has been published in Swedish and English. In the event of any discrepancy in content between the two language versions, the Swedish version shall prevail.

The Offer was not made, directly or indirectly, in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland or in any other jurisdiction where such offer pursuant to legislation and regulations in such relevant jurisdiction would have been prohibited by applicable law, by use of mail or any other communication means or instrumentality (including, without limitation, facsimile transmission, electronic mail, telex, telephone and the Internet) of interstate or foreign commerce, or of any facility of national securities exchange or other trading venue, of Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland, and the Offer could not be accepted by any such use or by such means, instrumentality or facility of, in or from, Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Accordingly, this press release or any documentation relating to the Offer are not being and should not be sent, mailed or otherwise distributed or forwarded in or into Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland.

This press release is not being, and must not be, sent to persons with registered addresses in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland. Banks, brokers, dealers and other nominees holding shares for persons in Australia, Canada, Hong Kong, Japan, New Zealand, South Africa or Switzerland must not forward this press release or any other document received in connection with the Offer to such persons.

The Offer and the information and documents contained in this press release have not been made and have not been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, the information and documents contained in this press release are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the information and documents contained in this press release is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is a communication by or on behalf of a body corporate which relates to a transaction to acquire day to day control of the affairs of a body corporate; or to acquire 50 percent or more of the voting shares in a body corporate, within article 62 of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.